Locke Liddell & Sapp LLP
Attorneys & Counselors
2200 Ross Avenue		(214) 740-8000
Suite 2200		Fax: (214) 740-8800
Dallas, Texas 75201-6776	Austin • Dallas • Houston • New Orleans • Washington, D.C.	www.lockeliddell.com
March 27, 2006
Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Landwin REIT, Inc.
Form S-11
Filed on November 7, 2005
File no. 333-129534
Dear Ms. Wolff:
     Landwin REIT, Inc. (the “Company”) is in receipt of the Commission’s comment letter dated March 10, 2006. We appreciate your prompt response. Set forth below is a re-type of each of the Commission’s comments followed by each of the Company’s responses.
General
1.	Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.
In response to the Staff’s comment, Amendment No. 4 to the Registration Statement on Form S-11 (the “Amendment”) includes an audited balance sheet, and accompanying report of independent registered public accounting firm and notes dated as of February 28, 2006, and December 31, 2005.
Table III, page C-8
2.	We reissue comment 17 in part. In footnote 4, you state that the “Cash generated from capital” line item represents the purchase escrow refund following the purchase of property. Please revise to note who placed the money in escrow and why.

The Company has revised footnote 4 to explain that the purchase escrow was initially overfunded by the purchaser to facilitate the closing.
Part II
Exhibit 5.1 — Legal Opinion
3.	We note your response to comment 20, however, we continue to believe that the reference to the State of Texas indicates that you are admitted in a jurisdiction other than the jurisdiction whose law you are opining upon. Please have counsel revise so that it does not appear that you are carving out the relevant jurisdiction.
Locke Liddell & Sapp LLP has filed a revised opinion as Exhibit 5.1.
Sincerely,

Gina E. Betts
Partner

cc:	Martin Landis
Sean Dennison
Matthew Maulbeck
David Roberts
Steven Jacobs